April 6, 2007


By facsimile to (303) 777-3823 and U.S. Mail


Mr. Victor J. Yosha
President
V2K International, Inc.
1127 Auraria Parkway, Suite 204
Denver, CO 80204

Re:	V2K International, Inc.
	Registration Statement on Form SB-2
	Filed March 9, 2007
File No. 333-141201

Dear Mr. Yosha:

	We reviewed the filing and have the comments below.

	Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

      Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

Registration Statement`s Facing Page

1. We note the phrase "or other distribution recapitalization or similar event" under (iii) in footnote 2 to the calculation of registration fee table. Rule 416(a) of Regulation C under the Securities Act permits registration of additional securities only "to prevent dilution resulting from stock splits, stock dividends, or similar transactions." Please revise to make clear that V2K International, Inc. or V2K is registering additional securities only as permitted by the rule by using the rule`s exact language cited above.

Prospectus Summary, page 3

2. Disclosure states that V2K intends to grow its business partly through corporate license agreements and that V2K has license opportunities in related fields. If V2K has not entered into corporate license agreements or license agreements in related fields as of the date of the prospectus, please make that clear. We note the disclosure on page 21 that V2K proposes to sell license agreements.

Risk Factors, page 5

3. The first paragraph states: "The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also harm our business." Since V2K must disclose all risks that it believes are material, please delete these two sentences.

4. Include in each risk factor`s discussion information necessary to assess the risk, including its magnitude. For example:

* The first risk factor states that V2K has incurred losses.
Quantify V2K`s accumulated losses as of the latest balance sheet data in the registration statement.

* The second risk factor states that V2K will need financing to continue its growth and the development of its business plan. Quantify the known or estimated amount of financing that V2K will need to continue its growth and the development of its business plan.

* The third risk factor states that V2K`s growth strategy is dependent upon its ability to sell franchises and license agreements and to have successful franchisees. Clarify that V2K`s existing franchise base is too small to produce enough royalty revenue and gross profit margin from sales of materials and supplies to support
V2K`s operations.  We note the disclosure in MD&A.

* The fourth risk factor states that V2K is dependent on outside suppliers and that its three largest vendors constituted 68% of materials and supplies for the fiscal year ended September 30, 2006.
Clarify whether V2K is materially dependent on any one supplier and whether V2K has any agreement with a supplier. If V2K has any agreement with a supplier, advise what consideration V2K has given to filing the agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-B.

* The seventh risk factor states that the loss of any of V2K`s key personnel could have an adverse effect on its operations and system development. Identify V2K`s key personnel whose loss could have an adverse effect on its operations and system development.

* The twelfth risk factor states that V2K will issue options to its officers, directors, or employees. State the number of outstanding options issued to officers, directors, and employees as of the most recent date practicable.

* The thirteenth risk factor states that V2K plans to apply to have its common stock quoted on the OTC Bulletin Board. Please clarify that the OTC Bulletin Board may not approve the application.

5. In the third risk factor, describe briefly what policies, procedures, and programs, if any, that V2K has developed and implemented for achieving its objectives of selling franchises and license agreements and having successful franchisees. Further, clarify whether V2K has entered into any material license agreement.
If V2K has entered into any material license agreement, advise what consideration V2K has given to filing the agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-B.

6. Some risk factors include language like "We cannot assure," There can be no assurance," and "There is no guarantee." For example, refer to the first, second, and seventh risk factors. Since the risk is the situation described and not V2K`s ability to assure or guarantee, please revise.

Management`s Discussion and Analysis or Plan of Operation, Results of
Operations, page 9

Summary of Significant Accounting Policies, page 10

7. Please supplement your summary of significant accounting policies on page 10 to discuss estimates and assumptions that have a material impact on the financial statements and to provide greater insight into the quality and variability of information regarding financial condition and operating performance. Ensure that this disclosure includes the specific judgments and uncertainties affecting the application of those policies and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. For example, disclosure regarding the valuation of accounts receivable may include expected default rates, specific identification of problem accounts, and exposure to certain franchisees. For additional guidance and disclosure considerations, refer to SEC Release 33-8350, as well as Release 33-8098, located on the SEC`s website at www.sec.gov.

Results of Operations, page 11

8. Disclosure that V2K`s results of operations are impacted primarily by the sale of franchises appears inconsistent with disclosure under
"Revenue Recognition" that revenue from materials and supplies sales represented 72% of V2K`s total revenue for the year ended September
30, 2006.  Please clarify and revise as necessary.

9. We note your disclosure that you decided to focus primarily of developing the retail sales of existing franchises as opposed to the sale of franchise units. You believe, in turn, that this will increase royalty revenues and sales of materials and supplies. Tell us and disclose the impact that you anticipate this change in focus will have on operations. It appears that the sale of materials and supplies is a significant portion of your business but has margins in the 2-3% range. Tell us and disclose how focusing on a lower margin business will impact operations. Ensure that your disclosure discusses the nature of the costs involved and why margins tend to be so low.

10. We note your discussion of margins on the sale of franchise units and how they decreased from 54% to 45% during 2006. Tell us and disclose the nature of the costs involved in selling franchise units and the factors that contributed to the decrease in margins during 2006.

Liquidity and Financial Condition, page 12

11. Please revise to present an enhanced analysis and explanation of the sources and uses of cash and material changes in particular items underlying the major captions reported in their financial statements rather than recitation of the items in the cash flow statements. For example, we note that your change in receivables has had a material impact on your operating cash flows. Please disclose your DSOs for each period and explain any variances. Revise to provide expanded disclosure which will indicate the company`s ability to adjust its future cash flows to meet needs and opportunities, both expected and unexpected. Refer to FRR 501.03 and SEC Release 33-8350.

12. Please revise your liquidity disclosure to include a more detailed discussion of how you anticipate satisfying your cash requirements and whether or not it will be necessary to raise additional funds in the next 12 months. In light of the negative operating cash flows, operating losses, and negative working capital, it is unclear how you plan to satisfy your financial obligations and what sources of liquidity you are relying on. Your disclosure should identify and separately describe internal and external sources of liquidity and unused sources of liquidity. We note that you have had a bank facility for equipment, convertible debentures and bridge loans; however, you have not fully described each source of liquidity, the terms, covenants, and cross default provisions, if any. Refer to Item 303(b)(1) of Regulation S-B.

13. With regards to your franchise agreements, tell us and disclose the nature of all significant commitments and obligations resulting from franchise agreements, including a description of the services that you, the franchisor, have agreed to provide that have not yet been substantially performed. Refer to the disclosure requirements in paragraph 20 of SFAS 45.

Plan of Operation, page 13

14. Disclosure states that V2K will likely add to its programming staff and will likely add other employees to assist in the support of its franchisees. State the known or estimated number of employees that V2K will likely add.

Business, Our Proprietary Software, page 15

15. Disclosure states that V2K plans to develop a web-based version of the software and a kiosk version of its technology and plans also to expand the existing software to provide a variety of interior and exterior design functions. Specify V2K`s schedule for implementing its plans. Clarify whether the development and expansion plans require significant additional financing, and, if so, quantify the known or estimated amount of financing required. We note the disclosure in the second risk factor that V2K relies upon external sources of financing to fund future growth and implementation of its business plan, including a complete re-write of its proprietary software. Further, clarify whether there has been any implementation of the plans for developing the web-based and the kiosk versions and expanding the existing software. If so, clarify whether the development and the expansion are in the planning stages, whether prototypes exist, the degree to which design has progressed, and whether further engineering is necessary. See Item 101(b)(3) of Regulation S-B.


Current Application of Software, page 16

16. Disclosure states that V2K offers three, six, and 12 month no payment, deferred interest consumer financing plans to customers through a national financial institution. Clarify whether V2K receives fees or commissions on the plans. If so, quantify the amount of fees or commissions received during the periods presented in the financial statements.

Franchise and Licensing Operations, page 17

17. Disclosure states that "Entrepreneur" magazine rated V2K 50th in its top homebased franchises 2006 rankings and 189th in its franchise
500 2006 rankings. Clarify whether you intend for a potential investor to conclude from the disclosure that the magazine is actively endorsing or promoting V2K.

18. Disclosure states that V2K may require franchisees to participate in a regional advertising cooperative and that all or part of the fee will be paid to the cooperative. State what the fee would be on a monthly or an annual basis.

19. Disclose the retention rate of franchisees during the periods presented in the financial statements. We note the disclosure in MD&A that more of V2K`s franchisees were in business for a longer period of time in 2006 and that this business experience resulted in more sales.

Manufacturing and Sourcing, page 22

20. Disclosure states that V2K acquired 68% of its materials and supplies from three major vendors for the year ended September 30, 2006. Identify the three major vendors. See Item 101(b)(5) of Regulation S-B.

Competition, page 22

21. Disclosure states that V2K is aware of four other companies that offer a software product having some of the functions of its proprietary software. We note that the disclosure describes the software product of two of the four companies. Expand the disclosure to describe briefly the software product of the two other companies.
Alternatively, explain why you have not done so.


Facilities, page 23

22. Disclosure states that V2K leases its principal offices and workroom facilities. Advise what consideration V2K has given to filing the lease agreements as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-B.

Management, Conflicts of Interest, page 25

23. Disclosure states that members of V2K`s management are associated with other firms involved in a range of business activities. Clarify whether members of V2K`s management devote less than 100% of their time to V2K and its business. If any member of V2K`s management devotes less than 100% of his time to V2K and its business, identify the person and specify the amount of time that he devotes to V2K and its business.

Certain Relationships and Related Transactions, page 30

24. Disclosure on page 25 states that Messrs. Gordon E. Beckstead and
Victor J. Yosha may be deemed to be "promoters" and "control persons" of V2K. Ensure that you have provided here all of the disclosures required by Item 404(c) of Regulation S-B.

25. Disclosure under "Bridge Loan" states that each lender received
125,000 shares of common stock and warrants to purchase 125,000 shares of common stock when he converted his loan on January 31, 2007. We note that the financial statements` notes 8 and 14 omit the one million warrants to purchase shares of common stock that were received upon conversion. Please revise the notes to include the one million warrants to purchase shares of common stock that were received upon conversion.

26. With regards to your agreement with Bob Leo in July 2004, tell us how you accounted for this "employee package" which included the option to purchase a franchise for $10. Your disclosure indicates that this benefit was worth approximately $44,500 but does not discuss the accounting impact to the Company, if any. Cite the authoritative guidance that supports your accounting treatment.

Selling Stockholders, page 33

27. Disclosure states that, except for eight shareholders, all of the shareholders purchased units in a private placement from September 2006 to January 2007. Identify the eight shareholders who did not purchase units in the private placement, and describe briefly how each of them acquired the securities being offered for resale.

28. Disclosure that six of the eight shareholders converted their bridge loans to V2K into units on the same terms as those offered in the private placement is inconsistent with disclosure under "Certain
Relationships and Related Transactions" that all of the lenders converted their loans into securities on the same terms as those offered in the private placement. Please reconcile the disclosures.

29. Disclosure under "Certain Relationships and Related Transactions" states that each bridge loan lender received 125,000 shares of common stock and warrants to purchase 125,000 shares of common stock when he converted his loan into securities. Since disclosure in the table here indicates that Messrs. Gordon E. Beckstead, Glen Henglefelt, George A. Johnson, and Robert M. Nieder are offering 500,000 shares of common stock for resale, indicate by footnote or otherwise how each of them acquired the additional shares being offered for resale.
We note the disclosure under "Convertible Debentures" in the certain relationships and related transactions section that Mr. Beckstead converted his debenture into 250,000 shares of common stock on January 31, 2007 and that these shares are being registered for resale in this registration statement.

30. Confirm that none of the selling stockholders is a broker-dealer or a broker-dealer`s affiliate.

31. State that V2K will file a prospectus supplement to name successors to any named selling stockholders who are able to use this prospectus to resell the securities.

Plan of Distribution, page 35

32. Conform the disclosure of the offering price here to that on the prospectus` outside front cover page: "The selling shareholders have set an offering price of $0.20 until our shares are quoted on the OTC
Bulletin Board and thereafter at prevailing market prices or privately negotiated prices."

33. Expand the disclosure to address Regulation M issues. For guidance, you may wish to refer to the Division of Market
Regulation`s staff legal bulletin 9 that is available on the Commission`s website at http://www.sec.gov.

Legal Matters, page 37

34. Identify the officer and shareholder of Dill Dill Carr
Stonbraker
& Hutchings, P.C. to whom Mr. Gordon E. Beckstead is married.

Additional Information, page 37

35. If a contract or other document filed as an exhibit to the registration statement is discussed in the prospectus, you are required to include all material provisions of the contract or other document in the prospectus. Thus, please clarify what you mean by the "not necessarily complete" language.

Report to Stockholders, page 37

36. The statement that "As a result of filing the registration statement, we are subject to the reporting requirements of the federal securities laws" is imprecise. Since V2K will become subject to the federal securities laws` reporting requirements upon the registration statement`s effectiveness, please revise.

Three Months Ended December 31, 2006

Note 5.  Private Placement, page F-9

37. We note your private placement dated September 6, 2006 of units
consisting of one share of common stock and one purchase warrant. Tell us how you accounted for this transaction, including your consideration as to whether the warrants are derivative instruments pursuant to paragraphs 6-9 and 11.a of SFAS 133 and paragraphs 12-
32
of EITF 00-19; how you valued the warrants; and the assumptions used in valuing the warrants. Also, expand Note 2 to discuss the treatment of the warrants for one million shares issued to the lenders.

Twelve Months Ending September 30, 2006

Note 1.  Summary of Significant Accounting Policies

Revenue Recognition, page FF-9

38. We note your disclosure on pages 10 and FF-9 which states that you collect an advertising fee from your franchises and any advertising expenses incurred on behalf of a franchisee is paid from this account. However, you disclose that you do not include advertising expenses on behalf of the franchisee in your statement of operations. Tell us the nature of the advertising fees that you recognize as revenue. Are these fees the amounts you collect for the
National/Regional/Local advertising fund or are these the administrative fees you collect from the fund? To the extent the fees recognized as revenue in your statement of operations are fees paid to the fund, tell us how you determined that not recognizing any of the related advertising expenses on behalf of your franchisee is appropriate.

39. We note your sales of materials and supplies that you account for on a gross basis on your statement of operations. Please provide us your EITF 99-19 analysis discussing each of the factors and how you determined that gross recognition of these sales is appropriate.

Note 2.  Accounts and Notes Receivable, page FF-15

40. We note that your accounts receivable balance is approximately 50% of total assets. Tell us why your receivable balance is so significant and address the extent to which you have successfully collected these amounts subsequent to the balance sheet date.
Tell
us and disclose in the MD&A whether there are any collectibility or billing problems with any franchisees. Discuss significant changes in credit terms, collection efforts, credit utilization, and/or delinquency policies. Provide a similar analysis of your accounts receivable balance at December 31, 2006.

41. We note you have a notes receivable balance recorded at each balance sheet date from franchisees. Tell us what this relates to and how these receivables from franchisees differ from the trade receivables recorded. Tell us the terms of these receivable, how you determined they were collectible and that revenue recognition under paragraph 5 of SFAS 45 was appropriate.

Note 7.  Bridge Loan, page FF-17

42. With regards to the 1,000,000 warrants issued to the bridge loan holders, tell us and disclose the terms of your registration rights agreement, how you are accounting for the warrants and registration rights agreement, and how you considered SFAS 133, EITF 00-19 and FSP
EITF 00-19-2.

Note 9.  Stockholders` Equity

Common Stock, page FF-18

43. We note that during 2005 and 2006 you accepted the rescission of approximately 200,000 shares of common stock. Tell us the nature of and circumstances surrounding the rescission of these shares and whether or not the rescission right is a feature of any or all of your outstanding common stock. Tell us the terms of the rescissions, how you are accounting for and classifying any securities with rescission rights and cite the authoritative guidance that supports your accounting treatment.

Note 11.  Segment Information, page FF-20

44. You indicate that you operate in three industry segments, Windows, Technology, and Manufacturing; however, you also present an
International segment. Please tell us the factors used to identify your reportable segments and how you considered paragraphs 10-17 of
SFAS No. 131.  See also paragraph 26 of SFAS 131.

45. Please revise to provide a reconciliation of your total segment income (loss) from operations to the consolidated income (loss) from operations as required by paragraph 32(b) of SFAS 131.

Undertakings, page II-3

46. Include the undertaking required by Item 512(g)(2) of Regulation
S-B.

Exhibits

47. Include an exhibit index immediately before the exhibits filed with the registration statement. See Rule 102(d) of Regulation S-T.

Exhibit 10.2

48. Absent an order granting confidential treatment, Item
601(b)(10)
of Regulation S-B requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since you did not file appendix A and exhibits 1, 2, and 3 to exhibit 10.2, please refile the exhibit in its entirety.

Closing

	File an amendment to the SB-2 in response to the comments. To expedite our review, V2K may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If V2K thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since V2K and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If V2K requests acceleration of the registration statement`s effectiveness, V2K should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve V2K from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* V2K may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that V2K provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854 or Terence S. O`Brien,
Accounting Branch Chief, at (202) 551-

3355. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or
Lesli L. Sheppard, Staff Attorney, at (202) 551-3708.

Very truly yours,





					     Pamela A. Long
					     Assistant Director

cc:	Fay M. Matsukage, Esq.
	Dill Dill Carr Stonbraker & Hutchings, P.C.
	455 Sherman Street, Suite 300
	Denver, CO 80203



Mr. Victor J. Yosha
April 6, 2007
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE